Exhibit 99.1

Intec Pharma Receives Approval for US$5.2 Million Grant

Jerusalem, Israel, May 31, 2016 - Intec Pharma Ltd. (Nasdaq: NTEC; TASE: INTP), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary drug delivery platform technology, the Accordion Pill, announced today that the Israeli National Authority for Technological Innovation (NATI), formerly known as the Israel Office of the Chief Scientist, approved a grant of up to NIS 20 million (US$5.2 million) in connection with company’s 2016 research and development program. The majority of this grant is allocated for the pivotal Phase III clinical trial for its lead product candidate, the Accordion Pill Carbidopa / Levodopa for the treatment of Parkinson's disease symptoms in advanced Parkinson’s disease patients.

Zeev Weiss, Chief Executive Officer of Intec Pharma, said: “Including today’s approved grant, NATI has granted an aggregate of approximately NIS 55.1 million of non-dilutive grants to Intec Pharma since 2009. This continued support of non-dilutive grants, that are repayable from royalties generated from future sales, represents a strong and ongoing vote of confidence in Intec Pharma and its goals.”

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline currently includes three product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, which is being developed for the indication of treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, Accordion Pill Zaleplon, or AP-ZP, which is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance, and an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug induced ulcers.

Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.  Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company's control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled "Risk Factors" in the company's filings with the Securities and Exchange Commission, and include the following: the company's ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company's clinical trials; the potential of adverse side effects or other safety risks that could preclude the approval of the company's drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company's products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Zeev Weiss

Chief Executive Officer

(+972) (2) 586-4657

Zeev@intecpharma.com